Exhibit 99.1

Canaan Inc. Regains Compliance with Nasdaq Minimum Bid Price Requirement

Strong operational execution and strategic initiatives reinforce Canaan’s long-term growth outlook

Singapore, October 16, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has received a written compliance notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated October 15, 2025, notifying the Company that it has regained compliance with the minimum bid price of US$1.00 per American depositary share (“ADS”) requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

On October 15, 2025, Nasdaq determined that for the last 10 consecutive business days, from October 1 to October 15, 2025, the closing bid price of the Company’s ADSs has been at US$1.00 per ADS or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and Nasdaq considers this matter now closed.

“Regaining compliance with Nasdaq underscores the market’s confidence in Canaan’s long-term vision and growth potential,” said Nangeng Zhang, chairman and CEO of Canaan. “In spite of global trade policy uncertainty and ongoing bitcoin price volatility, the Company has shown remarkable agility and operational resilience, steadily consolidating its competitive advantages across product innovation, supply chain integration, and international market expansion. Canaan is undergoing a fundamental transformation. We secured a landmark U.S. order for more than 50,000 Avalon® A15 Pro bitcoin miners, entered into a strategic “Gas-to-Computing” initiative to convert flared natural gas into low-cost power for high-density computing in Alberta, Canada, and partnered with Soluna to deploy 20MW of our next-generation Avalon miners. These achievements not only strengthen our global market position but also underscore our long-term commitment to innovation, sustainability, and execution. We remain focused on delivering long-term value for our shareholders and contributing to the ongoing growth of the bitcoin ecosystem.”

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com